

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2021

Patrick Dillon
Chief Financial Officer
TuSimple Holdings Inc.
9191 Towne Centre Drive
Suite 600
San Diego, CA 92122

> **Re: TuSimple Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2021**
> **File No. 333-254616**

Dear Mr. Dillon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated March 1, 2021.

Form S-1 filed March 23, 2021

Summary Consolidated Financial Data, page 33

1. We note your response to prior comment 3 and your removal of pro forma per share disclosures. As the initial public offering, automatic conversion of preferred stock and vesting of stock based compensation appear to have a material impact on your historical financial results, it is unclear why you have removed such presentation. Refer to Article 11-01(a)(8) and 11-02(a)(6)(i)(B) of Regulation S-X. Please revise accordingly and ensure you address the items in our prior comment.

Notes to Consolidated Financial Statements
Note 16. Subsequent Events, page F-39

2.   We note your revised disclosures regarding the CEO performance awards granted in March 2021. Please further revise to disclose the amount of estimated compensation expense that will impact your future financial statement based on your assumed IPO price as previously communicated. Refer to ASC 855-10-50-2(b).

Exhibit 23.1, page 1

3.   Please revise the consent of your independent auditors to include the date of their audit report and to appropriately identify all periods and financial statements that have been audited. Refer to Item 601(b)(23)(i) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology